Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP PROVIDES OUTLOOK FOR FISCAL 2014

VANCOUVER, British Columbia – February 13, 2013 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today announced its outlook for the fiscal year ending March 31, 2014 (“Fiscal 2014”).

Production Guidance

In Fiscal 2014, the Company expects to increase ore production to 1.5 million tonnes, and will produce 6.7 million ounces of silver, 20,800 ounces of gold, 104.7 million pounds of lead and zinc, 300,000 pounds of tin and 20.5 million pounds of sulphur.

Table 1 - Production guidance for Fiscal 2014:

PROJECT	Ying Mining District	GC Mine	BYP Mine	X Mines	Grand Total
Ore processed (tonnes)	900,000	300,000	220,000	80,000	1,500,000
Head Grades
Silver (gram per tonne)	220	100	-	37
Gold (gram per tonne)	0.33	-	2.39	0.24
Lead (%)	3.4	0.8	-	2.7
Zinc (%)	1.3	2.2	-	2.6
Tin (%)	-	0.1	-	-
Sulphur (%)	-	6.0	-	-
Metal Production
Silver (‘000 ounces)	5,900	740	-	60	6,700
Gold (‘000 ounces)	4.7	-	15.8	0.3	20.8
Lead (million pounds)	63.6	4.8	-	3.9	72.3
Zinc (million pounds)	16.7	13.4	-	2.3	32.4
Tin (million pounds)	-	0.3	-	-	0.3
Sulphur (million pounds)	-	20.5	-	-	20.5

At the Ying Mining District, production is expected to increase to 900,000 tonnes of ore with grades of 220 gram per tonne (“g/t”) silver, 0.33 g/t gold, 3.4% lead and 1.3% zinc, with expected metal production of 5.9 million ounces of silver, 4,700 ounces of gold, and 80.3 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $65 and $80 per tonne of ore, respectively.

With the newly constructed 110KV power substation now in operation, the GC mine in Guangdong Province expects to commence initial trial production in late February 2013. In Fiscal 2014, the Company expects to produce 300,000 tonnes of ore with grades of 100 g/t silver, 0.8% lead and 2.2% zinc, 0.1% tin and 6% sulphur, with expected metal production of 0.74 million ounces of silver, 18.2 million pounds of lead and zinc, 300,000 pounds of tin, and 20.5 million pounds of sulphur. The cash and total production costs are expected to be approximately $45 and $70 per tonne of ore, respectively.

The BYP mine in Hunan Province is expected to produce 220,000 tonnes of ore, yielding approximately 15,800 ounces of gold. The cash and production costs are expected to be approximately $40 and $75 per tonne of ore, respectively.

At the X mines (the XHP and XBG mines), the Company will continue to focus on exploration and mine development, with limited development ore being produced and processed.

Capital Expenditure Budget

The total capital expenditures for Fiscal 2014 are estimated at $86.9 million. Capital investments of $51.9 million, which includes the mine development of shafts and ramps of $19.5 million; land, tailings and reporting and permitting of $7.8 million; office and dormitories of $10.0 million; back-fill facility of $2.0 million; and equipment procurement of $12.6 million. Sustaining capital totaling $35.0 million includes development of tunnels, raises and declines of $24.9 million and exploration programs of $10.1 million. The budget estimate is based on contracts in hand, designs by qualified engineering firms, and the Company’s prior experiences.

Table 2 - Summary of the Company’s Fiscal 2014 capital expenditure budget:

		Ying Mining District		GC Mine		BYP Mine		X Mines		Grand Total
PROJECT		Quantity	Cost	Quantity	Cost	Quantity	Cost	Quantity	Cost	Quantity	Cost
		(m or m2 )	($mm)	(m or m2 )	($mm)	(m or m2 )	($mm)	(m or m2 )	($mm)	(m or m2 )	($mm)
	Shafts and Ramps	4,600	9.7	3,020	9.5	-	0.3			7,620	19.5
Mine	Horizontal Tunnels,	78,600	14.6	9,850	6.4	8,400	2.7	6,500	1.2	103,350	24.9
Development	Raises & Declines
	Back-fill facility				2.0						2.0
	Sub total	83,200	24.3	12,870	17.9	8,400	3.0	6,500	1.2	110,970	46.4
	Surface drilling	5,700	0.6	2,400	0.2	500	0.1	7,000	0.7	15,600	1.6
Exploration	Underground drilling	164,300	6.4	45,600	1.4	4,100	0.2	13,000	0.5	227,000	8.5
	Sub total	170,000	7.0	48,000	1.6	4,600	0.3	20,000	1.2	242,600	10.1
	Office and Dormitories	18,000	8.3	3,000	1.5		0.1		0.1		10.0
Facilities and
Permitting	Land, Tailings & Others		1.3		5.8		0.6		0.1		7.8
	Sub total		9.6		7.3		0.7		0.2		17.8
Equipment			6.7		1.8		3.8		0.3		12.6
Total Capital Expenditure Budget			47.6		28.6		7.8		2.9		86.9

1.	The Ying Mining District, Henan Province, China

The capital expenditures for four mines at the Ying Mining District are expected to be $47.6 million and include:

  $9.7 million for the construction of two ramps (3,600 metres (“m”) in total) and several vertical shafts (1,000m in total), to provide access to the respective mines at depth. Once completed in calendar year 2015, the two ramps, each with a dimension of 4.2m by 3.8m, will provide access to the zero metre elevation at the SGX mine and 500m elevation at LM West. Both ramps are expected to greatly improve productivity at the respective mines and to serve as a base for further mine development below those elevations.

  $14.6 million for construction of 78,600m horizontal tunnels, declines and raises for mining, development and exploration;

  $8.3 million for construction of office and dormitory buildings, totalling 18,000 square metres (“m2”), to enhance living and working conditions for employees and contract workers;

  $1.3 million for tailings improvement and other surface facilities; and

  $7.0 million for a 170,000m surface and underground drilling program. The drilling strategy in the second half of 2012 was revised. Instead of focusing on step out drilling at depths below the current mining depth, the Company began testing the lateral extensions and in-fill drilling at shallow depth or the upper portions of the major production vein structures at or above the current mining depth. This strategy has successfully defined additional high grade mineralization of production veins and discovered new veins at shallow depth where mine development exits. As such, the Company will continue to focus on delineating lateral extensions of the mineralization zones and in-fill drilling on resource blocks at the shallow depth or the upper portions of the veins. This change in exploration strategy will take advantage of existing underground mine development to access any new discovery of ore bodies and not require the development of additional access tunnels.

2.	GC Mine, Guangdong Province, China

At the GC mine, the capital expenditures for Fiscal 2014 are expected to be $28.6 million and include:

  $9.5 million for the continued construction of two ramps and main shaft;

  $6.4 million for the development of 9,850m of horizontal tunnels and raises;

  $2.0 million for the construction of a tailings back-fill system;

  $7.3 million for the remaining balance of the mill, tailings storage facility, office and accommodation, and other surface facilities;

  $1.8 for mine equipment; and

  $1.6 million for exploration to support a 48,000m surface and underground drilling program. The program will mainly focus on in-fill drilling on current resource blocks that were previously defined by wider spaced drilling. The 2012 in-fill drilling has successfully defined a number of wide and high grade mineralization zones in several vein structures.

3.	BYP Mine, Hunan Province, China

At the BYP mine, the capital expenditures for Fiscal 2014 are expected to be $7.8 million which includes mill expansion from 500 to 1,000 tonnes per day, 8,400m of tunnels for mine development, a tailings back-fill facility and concentrate thickeners, and 4,600m of underground in-fill drilling program.

4.	X Mines (XHP and XBG Mines), Henan Province, China

Capital expenditures at the X mines is budgeted at $2.9 million for Fiscal 2014, which includes $1.2 million for mine development, $1.2 million for surface and underground drilling, and $0.5 million for equipment procurement and surface facilities.

The planned drilling program will test lateral and down-dip extension of high grade mineralization zones that were delineated in the 2012 program.

Myles Gao, P.Geo., President of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and have reviewed and given consent to the technical information contained in this press release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Jonathan Hackshaw
Director, Investor Relations
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.